Exhibit 18

February 21, 2012

TCF Financial Corporation

Wayzata, Minnesota

Ladies and Gentlemen:

We have audited the consolidated statements of financial condition of TCF Financial Corporation (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and have reported thereon under date of February 21, 2012. The aforementioned consolidated financial statements and our audit report thereon are included in the Company’s annual report on Form 10-K for the year ended December 31, 2011. As stated in Notes 1 and 28 to those consolidated financial statements, the Company changed its method of accounting for pension and other postretirement benefits to immediately recognize net actuarial gains and losses in its operating results and to use the actual fair value of plan assets in calculating the expected return on plan assets.  Note 1 also states that the newly adopted accounting principles are preferable in the circumstances as the economic results of the plans will be recognized in earnings in the year they occur. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ KPMG LLP